For Immediate Release
          NEWS
                                             Contact Thomas C. Franco
                                                    Rohit J. Menezes
                                                     (212) 229-2222


   HOMELAND STORES REACHES ACCORD WITH BONDHOLDERS ON
  RESTRUCTURING PLAN TO STRENGTHEN THE COMPANY S FINANCES
          UNIONS OVERWHELMINGLY SUPPORT MODIFICATIONS
             CEO SEES NEW BEGINNING FOR COMPANY
                 ________________________________________________   __________


NEW YORK CITY, March 27, 1996 -- Homeland Stores, Inc. announced today that it has reached an agreement in principle with members of Homeland s Ad Hoc Bondholder's Committee, representing approximately 80% of Homeland s senior secured bonds, with respect to a financial restructuring of Homeland.

The Bondholder agreement provides that, upon completion of the restructuring, the $95 million of Homeland s senior secured bonds currently outstanding
(plus accrued interest) will be canceled and the Bondholders will receive
$60 million face amount of new senior subordinated notes, a majority of the equity of the reorganized Homeland and approximately $1 to $2 million in cash collateral. The new senior subordinated notes will mature in 2003, bear interest semi-annually at a rate of 10% per annum and will not be secured.
As a result of these changes to the company s capital structure, Homeland will greatly reduce its debt interest cost.

Homeland also announced today that it has reached an agreement with its unionized employees, regarding certain wage and benefit modifications under Homeland's collective bargaining agreements with such unions. Under the union agreement, Homeland's unionized employees will receive, or will be entitled to purchase, new equity of reorganized Homeland. The union agreement has been ratified by an overwhelming majority of Homeland's unionized employees and will be implemented upon completion of the restructuring. The union agreement is expected to have a favorable impact on Homeland's future profitability.

The company stated that it is hopeful that final details of the agreed upon plan will be completed within the next few weeks.

We believe that the restructuring process we are going through represents a new beginning for Homeland and will allow us to build on our recent momentum and to maintain our market leadership. said James A. Demme, Homeland's chief
executive officer.   We are delighted by the strong support for the
restructuring plan that we have received from creditors, employees, and suppliers. This cooperative spirit will enable us to operate on a business-as-usual basis.

Mr. Demme also said, We have been providing customers with superior levels of service and quality products at good prices in this area for fifty years and we plan to be here for at least another fifty doing exactly the same thing.

Homeland, a private company, is the leading supermarket chain in Oklahoma, southern Kansas, and the Texas panhandle region.

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